                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                     FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

/X/ Annual  Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934

                    For the Fiscal Year Ended December 31, 1997
                                         Or
/ / Transition Report Pursuant to section 15(d) of the Securities Exchange
    Act of 1934

                           Commission file number 0-20526

                               ARCADIA FINANCIAL LTD.
                             401(k) PROFIT SHARING PLAN
                                (Title of the plan)

                               ARCADIA FINANCIAL LTD.
               (Exact name of registrant as specified in its charter)


                MINNESOTA                              41-1664848
       (State or other jurisdiction                  (IRS Employer
    of incorporation or organization)            Identification Number)

               7825 WASHINGTON AVENUE SOUTH, MINNEAPOLIS, MN 55439-2435
               (Address of principal executive offices)           (Zip Code)

          Registrant's telephone number, including area code (612) 942-9880

                                FINANCIAL STATEMENTS

                               ARCADIA FINANCIAL LTD.
                             401(k) PROFIT SHARING PLAN

                       YEARS ENDED DECEMBER 31, 1997 AND 1996

                  Arcadia Financial Ltd. 401(k) Profit Sharing Plan

                                 Financial Statements


                        Years ended December 31, 1997 and 1996





                                       CONTENTS

Report of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . . . .  1

Financial Statements

Statements of Net Assets Available for Benefits. . . . . . . . . . . . . . . . . .  2
Statements of Changes in Net Assets Available for Benefits . . . . . . . . . . . .  2
Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . .  3
Item 27(a)--Schedule of Assets Held for Investment Purposes. . . . . . . . . . . .  8
Item 27(d)--Schedule of Reportable Transactions. . . . . . . . . . . . . . . . . .  9

                            Report of Independent Auditors

Arcadia Financial Ltd. 401(k)
    Profit Sharing Plan Committee

We have audited the accompanying statements of net assets available for benefits of Arcadia Financial Ltd. 401(k) Profit Sharing Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the "Schedule of Reportable Transactions" and certified by the custodian does not disclose the historical cost of investments sold, and related gain or loss. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                        /s/ Ernst & Young LLP

Minneapolis, Minnesota
June 12, 1998

                  Arcadia Financial Ltd. 401(k) Profit Sharing Plan

                   Statements of Net Assets Available for Benefits


                                                           DECEMBER 31
                                                       1997          1996
                                                    -------------------------
ASSETS
Cash                                              $     45,066  $          -
Investments:
  Mutual funds                                       1,919,036       742,651
  Arcadia Financial Ltd. Common stock                  236,467       315,503
  Participant notes receivable                          73,794         1,800
                                                    -------------------------
                                                     2,229,297     1,059,954
Employer contributions receivable                      356,228       430,732
Employee contributions receivable                       28,985        14,370
                                                    -------------------------

Net assets available for benefits                 $  2,659,576  $  1,505,056
                                                    -------------------------
                                                    -------------------------


              Statements of Changes in Net Assets Available for Benefits



                                                       YEAR ENDED DECEMBER 31
                                                          1997          1996
                                                    -------------------------
Additions:
     Employee contributions                          $1,019,758    $   673,807
     Employer contributions                             356,228        430,732
     Investment income                                  173,231         37,898
     Miscellaneous                                       14,412              -
                                                    -------------------------
                                                      1,563,629      1,142,437

Deductions:
     Benefits paid                                      248,532         66,680

Net realized and unrealized depreciation in fair
     value of investments                              (160,577)       (25,912)
                                                    -------------------------
Net increase                                          1,154,520      1,049,845
Net assets available for benefits at
    beginning of year                                 1,505,056        455,211
                                                     -------------------------
Net assets available for benefits at end of year     $2,659,576     $1,505,056
                                                     -------------------------
                                                     -------------------------


SEE ACCOMPANYING NOTES.

                 Arcadia Financial Ltd. 401(k) Profit Sharing Plan

                           Notes to Financial Statements

                                 December 31, 1997



1. DESCRIPTION OF THE PLAN

GENERAL

Arcadia Financial Ltd. 401(k) Profit Sharing Plan (the Plan), formerly Olympic Financial Ltd. 401(k) Profit Sharing Plan, is a defined contribution plan sponsored by Arcadia Financial Ltd. (the Company). The Plan became effective on January 1, 1995. An employee is eligible to participate in the Plan upon attaining the age of 21 and completing a qualifying period of 12 consecutive months of employment within which the employee has had at least 1,000 credited hours of service.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

CONTRIBUTIONS

The participants may contribute up to 10% of his or her annual compensation to any of the investment funds. Matching contributions by the Company are made at a percentage of the participant's contribution which the Company, in its sole discretion, determines from year to year. Effective beginning in the 1996 plan year, participants must be employed on December 31 of each year to receive the matching contribution for that year.

VESTING

Participants are fully vested at all times for participant contribution amounts. Matching contributions by the Company are vested 20% each year beginning year two; fully vested at the end of year six of vested service. Effective April 29, 1996, the Board of Directors of the Company approved a revised vesting schedule that provides 50% vesting after one year and 100% vesting after two years of service.

PARTICIPANT LOANS AND HARDSHIP WITHDRAWALS

Participants can borrow up to the lesser of $50,000 or one-half of their vested account balance. Interest on loans accrues at prime rate plus 2%. Loans are collateralized by the participant's account balance.

                 Arcadia Financial Ltd. 401(k) Profit Sharing Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Hardship withdrawals of elective deferrals are permitted by the Plan, as described in the Plan agreement.

PAYMENT OF BENEFITS

Benefits are typically paid as soon as practicable after a participant retires, dies, becomes disabled or is terminated from the Company. Benefits are payable in the form of a lump sum distribution or installments over a fixed period of years depending on the participant's request.

PLAN TERMINATION

In the event the Plan terminates, participants will become 100% vested in their accounts. The accounts of all participants will continue to share in trust earnings, gains or losses until such time as distributions are made.

FEES AND EXPENSES

All administrative expenses of the Plan are paid for by the Company. Commissions for the purchase or sale of investments, if applicable, are paid by the Plan and are added to the cost of investments purchased or subtracted from the proceeds of investments sold.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Arcadia Financial Ltd. Common stock is stated at fair value (the last reported sales price on the last business day of the year). Fair value of mutual funds represents the net asset value of the fund shares which is calculated based on the valuation of the fund's underlying investments at fair value at the end of the year. Participant notes receivable are valued at cost which approximates fair value.

                 Arcadia Financial Ltd. 401(k) Profit Sharing Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  Arcadia Financial Ltd. 401(k) Profit Sharing Plan

3. INVESTMENTS

The Plan's assets have been deposited in investment funds managed by a trust company. Allocation of contributions to the available investment funds is based upon the employee's choice. The changes in assets of each fund during the years ended December 31, 1997 and 1996 were as follows:


                                                                                                          IDS CASH
                                                            IDS NEW                          IDS BOND    MANAGEMENT
                                                           DIMENSIONS      IDS MUTUAL         FUND          FUND
                                                          -----------------------------------------------------------
Net assets available for benefits at December 31, 1995   $     92,989       $  46,188     $  15,776       $  12,224
Additions:
  Contributions                                               476,944         241,440        63,842          39,272
  Investment income                                            16,659          17,157         2,649           1,217
                                                          -----------------------------------------------------------
                                                              493,603         258,597        66,491          40,489
Deductions:
  Benefits paid to participants                                20,570          14,260         3,965           3,885

Interfund-transfers (net)                                      19,885          (2,249)        4,343           1,544
Net realized and unrealized appreciation (depreciation)
  in current value of investments                              43,357           1,838          (101)             (4)
                                                          -----------------------------------------------------------
Net assets available for benefits at December 31, 1996        629,264         290,114        82,544          50,368
Additions:
  Contributions                                               620,990         350,456       104,431          63,914
  Investment income                                            81,363          76,545        10,881           4,199
  Miscellaneous                                                     -               -             -               -
                                                          -----------------------------------------------------------
                                                              702,353         427,001       115,312          68,113

Deductions:
  Benefits paid to participants                               132,573          43,290        15,891           4,962

Interfund-transfers (net)                                      (9,051)        (10,602)       (2,575)         10,302
Net realized and unrealized appreciation (depreciation)
  in current value of investments                              96,104          (7,102)        1,910            (110)
                                                          -----------------------------------------------------------
Net assets available for benefits at December 31, 1997     $1,286,097        $656,121      $181,300        $123,711
                                                          -----------------------------------------------------------
                                                          -----------------------------------------------------------



                                                              ARCADIA
                                                          FINANCIAL LTD.         LOAN
                                                           COMMON STOCK          FUND      UNALLOCATED      TOTAL
                                                          -----------------------------------------------------------
Net assets available for benefits at December 31, 1995       $154,202     $         -      $133,832     $   455,211
  Additions:
  Contributions                                               416,873               -      (133,832)      1,104,539
  Investment income                                               216               -             -          37,898
                                                          -----------------------------------------------------------
                                                              417,089               -      (133,832)      1,142,437
Deductions:
  Benefits paid to participants                                24,000               -             -          66,680

Interfund-transfers (net)                                     (25,323)          1,800             -               -
Net realized and unrealized appreciation (depreciation)
  in current value of investments                             (71,002)              -             -         (25,912)
                                                          -----------------------------------------------------------
Net assets available for benefits at December 31, 1996        450,966           1,800             -       1,505,056
Additions:
  Contributions                                               236,195               -             -       1,375,986
  Investment income                                               243               -             -         173,231
  Miscellaneous                                                     -               -        14,412          14,412
                                                          -----------------------------------------------------------
                                                              236,438               -        14,412       1,563,629
Deductions:
  Benefits paid to participants                                50,403           1,413             -         248,532

Interfund-transfers (net)                                     (48,301)         73,407       (13,180)              -
Net realized and unrealized appreciation (depreciation)
  in current value of investments                            (251,379)              -             -        (160,577)
                                                          -----------------------------------------------------------
Net assets available for benefits at December 31, 1997       $337,321         $73,794    $    1,232      $2,659,576
                                                          -----------------------------------------------------------
                                                          -----------------------------------------------------------



                  Arcadia Financial Ltd. 401(k) Profit Sharing Plan

3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the Plan's net assets are as follows:


                                                           DECEMBER 31,
                                                                1997
                                                         ----------------
IDS New Dimensions Fund, 46,199 shares                     $1,101,765
IDS Mutual, 40,426 shares                                     544,927
IDS Bond Fund, 30,178 shares                                  157,519
Arcadia Financial Ltd. Stock, 31,772 shares                   236,467

                                                          DECEMBER 31,
                                                               1996
                                                         ----------------
IDS New Dimensions Fund, 21,750 shares                    $   450,209
IDS Mutual, 14,919 shares                                     201,064
Arcadia Financial Ltd. Stock, 22,117 shares                   315,503


4. INCOME TAX STATUS

The Internal Revenue Service ruled on February 4, 1998 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan sponsor does not expect this project to have a significant effect on plan operations.

                  Arcadia Financial Ltd. 401(k) Profit Sharing Plan

             Item 27(a)--Schedule of Assets Held for Investment Purposes

                                  E.I.N. 41-1664848
                                      Plan #001

                                  December 31, 1997



 IDENTITY OF ISSUER, BORROWER                                                      FAIR
      OR SIMILAR PARTY                     UNITS HELD               COST          VALUE
-------------------------------------------------------------------------------------------------------------
IDS New Dimensions Fund                   46,199 shares        $   985,435     $1,101,765

IDS Mutual                                40,426 shares            563,134        554,927

IDS Bond Fund                             30,178 shares            155,418        157,519

IDS Cash Management Fund                 104,717 shares            104,717        104,825

Arcadia Financial Ltd. Stock*             31,772 shares            477,670        236,467

Participant Loans (9.50% to 10.50%,
  maturing 6/15/98 through 3/31/02)                                      0         73,794
                                                         -----------------------------------
                                                                $2,286,374     $2,229,297
                                                         -----------------------------------
                                                         -----------------------------------


*Indicates party-in-interest to the Plan.

                          Arcadia Financial Ltd. 401(k) Profit Sharing Plan

                            Item 27(d)--Schedule of Reportable Transactions

                                           E.I.N. 41-1664848
                                               Plan #001

                                     Year ended December 31, 1997




                                                                                                            CURRENT VALUE
                                                                                                             OF ASSET ON
                                                                        PURCHASE     SELLING      COST OF    TRANSACTION  NET GAIN
    IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSET                PRICE        PRICE        ASSET         DATE     OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
 CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Arcadia Financial Ltd.     Purchased 23,033 units in 26 transactions    $291,369                $291,369     $291,369
                           Sold 13,378 units in 36 transactions                     $118,853     217,664      118,853    $(98,811)

IDS New Dimension Fund     Purchased 32,368 units in 57 transactions     740,916                 740,916      740,916
                           Sold 7,919 units in 53 transactions                       185,420           *      185,420           *

IDS Mutual                 Purchased 30,701 units in 56 transactions     435,783                 435,783      435,783
                           Sold 5,194 units in 53 transactions                        74,716           *       74,716           *

IDS Bond Fund              Purchased 23,322 units in 51 transactions     120,412                 120,412      120,412
                           Sold 4,343 units in 35 transactions                        22,685           *       22,685           *

IDS Cash Management        Purchased 97,062 units in 52 transactions      97,062                  97,062       97,062
                           Sold 26,127 units in 28 transactions                       26,127      26,127       26,127           -




There were no category (i), (ii) or (iv) transactions in the year ended December 31, 1997.

*This information is not available.

                                     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      ARCADIA FINANCIAL LTD.
                                      401 (k) PROFIT SHARING PLAN

Date:   June 29,1998
                                      By:    /s/ John A. Witham
                                           -----------------------------------
                                             John A. Witham
                                             Executive Vice President and
                                             Chief Financial Officer (Principal
                                             Financial Officer)

                                      By:    /s/ Richard S. Deal
                                         --------------------------------------
                                             Richard S. Deal
                                             Vice President,
                                             Human Resources